Exhibit (a)(5)(i)


                                                          Monday 10th July 2000

                   INVENSYS RECEIVES REGULATORY CLEARANCE

Invensys Plc ("Invensys") announces that it has received regulatory clearance from both US and EU competition authorities for its acquisition of Baan Company N.V.

Invensys has been informed of the early termination of the waiting period under the Hart Scott Rodino Anti-Trust Improvements Act 1976. In addition, the Commission of the European Communities gave Invensys its unconditional clearance decision under the EU Merger Control Regulation.

NOTES TO EDITOR:

On 31 May, Invensys made a recommended cash offer for Baan of Euro 2.85, valuing Baan as approximately Euro 762 million. Shareholders have until 3.00pm Amsterdam time on Thursday 13th July to tender their shares. If conditions to the offer are not met, Invensys may terminate or extend the offer. The most significant condition is that at least 95% of the outstanding Baan shares be acquired by Invensys or validly tendered at the above expiration date.

Invensys plc is a global leader in the Automation and Controls industry. With its head office in London, England it operates in all regions of the world through four focused divisions - Intelligent Automation, Industrial Drive Systems, Power Systems and Controls. With over 100,000 employees, the company's products and services range from advanced control systems and networks for automating industrial plants and controlling the environments of buildings, to electronic devices and controls found in residential buildings and light commercial applications, plus complete power systems for the telecommunications and information technology industries. The Group was formed on 4th February 1999 through the merger of BTR plc and Siebe plc.

CONTACT:

Barry Francis              Invensys         Tel: +44 20 78213712

Simon Holberton            Brunswick Group  Tel: +44 20 7404 5959
Melissa McVeigh            Brunswick Group  Tel: +44 20 7404 5959